Exhibit (d.4)

EXHIBIT D
to the
Investment Advisory Agreement

ICAP Euro Select Equity Portfolio

                For all services rendered by ICAP hereunder, the above-named Portfolio of the Corporation shall pay ICAP and ICAP agrees to accept as full compensation for all services rendered hereunder, an investment advisory fee equal to 0.80% of the average daily net assets of the Portfolio.

                The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of 1/365th of 0.80% applied to the daily net assets of the Portfolio.

                The advisory fee so accrued shall be paid to ICAP monthly.

                Executed as of this 1st day of September, 2001.

INSTITUTIONAL CAPITAL CORPORATION

By: /s/ Robert H. Lyon Robert H. Lyon, President

ICAP FUNDS, INC.

By: /s/ Pamela H. Conroy Pamela H. Conroy Vice President and Treasurer